FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 15, 2017

1.         DATE, TIME AND PLACE: on December 15th, 2017, at 11 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo, Zip Code 01402-001.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant to paragraphs first and second of article 15 of the Bylaws and sole paragraph of article 9th of the Internal Regulation of the Board of Directors. Were the majority of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Luis Nelson Guedes de Carvalho, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira. Absent for justified reasons Mr. Yves Desjacques.

4.    AGENDA: Resolve on (i) the approval of the 15th issuance of simple debentures, non-convertible into shares, unsecured, in a sole series, of the Company (“Debentures” and “Issuance”, respectively), subject to public offering with restricted efforts pursuant to the Instruction of the Securities Commission (“CVM”) No. 476, dated of January 16, 2009, as amended (“Instruction CVM 476”), authorized by item III, first paragraph of article 1st of such rule (“Restricted Offer”), with the specifications described below; and (ii) the authorization to the Board of Officers and other representatives of the Company to perform all acts and adopt all measures for the execution, formalization and improvement of the Issuance and the Restricted Offer related to the resolution above.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Director’s members examined the item comprised in the Agenda and resolved, unanimously and without reservations:

5.1. Analysis and deliberation of 15th (fifteenth) Issuance of Debentures: After reviewing the material made available by the management and discussions, the members of the Board of Directors resolved to approve, in accordance with the favorable recommendation of the Financial Committee at the meeting held on December 14, 2017, the 15th public issuance of simple debentures, non-convertible into shares, unsecured, in a sole series, for public offering with restricted distribution efforts, pursuant to Instruction CVM 476, with the following specifications:

(i)                Total Issuance Amount: eight hundred million Brazilian Reais (R$800.000,000.00) at the Issuance Date (as defined below);

(ii)              Issuance Date: For all legal purposes, the issuance date of the Debentures will be on January 15, 2018 (“Issuance Date”);

(iii)            Issuance Number: The Issuance represents the 15th issuance of debentures of the Company;

(iv)            Unitary Face Value: The Debentures will have an unitary face value of one thousand Brazilian Reais (R$ 1,000.00) on the Issuance Date (“Unitary Face Value”);

(v)              Number of Debentures: eight hundred thousand (800,000) Debentures will be issued;

(vi)            Series: The issuance will be in a sole series;

(vii)          Species: The Debentures will be unsecured, according to article 58 of Law No. 6.404, dated of December 15, 1976, as amended (“Corporations Law”);

(viii)        Term and Maturity Date: The Debentures will have a three-year term, being due on January 15, 2021 (“Maturity Date”), except in case of optional early redemption, as defined below;

(ix)            Convertibility and Form: The Debentures shall be simple, non-convertible into shares, nominatives, book-entry share, with no issuance of certificates;

(x)              Allocation of Funds: The funds raised through the offering of the Debentures will be used by the Company to increase the working capital and/or extend the debt profile;

(xi)            Amortization: The Unitary Face Value will be amortized on one (1) installment, due on the Maturity Date;

(xii)          Interest: The Unitary Face Value of the Debentures shall not be subjected to monetary correction. As from the date of the first subscription and payment of the Debentures (“Date of the First Subscription and Payment”), the Debentures shall bear interests equal to 104,75% of the accumulated variation of the daily average rate of DI – Interbank Deposits (DI – Depósitos Interfinanceiros) of one business day “over extra group”, expressed as percentage per year, on a 252 (two hundred and fifty two) business days basis, daily calculated and published by B3 in the daily bulletin on its website (http://www.cetip.com.br) (“DI Rate”), over the Unitary Face Value or the balance of the Unitary Face Value and paid at the end of each capitalization period, according to the formula to be indicated in the deed of issuance of the Debentures ("Interest" and "Deed of Issuance");

(xiii)        Payment of Interest: The Interest shall be payable semiannually, on the 15th day of January and July of each year, as from the Issuance Date, being the first payment of Interest due on July 15, 2018 and the last will be due on the Maturity Date (“Interest Payment Dates”);

(xiv)        Placement Plan: The Debentures will be subjected to a Restricted Offer exclusively for professional investors, as defined in article 9-A of CVM’s Instruction 539, dated of November 13, 2013, as amended;

(xv)          Allocation Scheme: The Restricted Offer will performed under guarantee of the totality of the Debentures;

(xvi)        Allocation and Negotiation: The Debentures shall be deposited for (a) distribution in the primary market through the “MDA – Módulo de Distribuição de Ativos” system, managed and operated by B3 S.A. - Brasil, Bolsa, Balcão - Segmento CETIP UTVM ("B3"); and (b) traded in the secondary market through “CETIP21 – Títulos e Valores Mobiliários”, managed and operated by B3, being the negotiations settled financially and the Debentures deposited electronically by B3;

(xvii)      Subscription Price: The Debentures will be subscribed at their Unitary Face Value, on the Date of the First Subscription and Payment, or their Unitary Face Value plus the Interest, calculated pro rata temporis from the Date of First Subscription and Payment until the effective date of subscription and payment, on the upcoming dates;

(xviii)    Form of Payment: The Debentures will be paid in cash by the time of subscription, in accordance with the procedures adopted by B3;

(xix)        Scheduled Renegotiation: The Debentures will not be subject to scheduled renegotiation;

(xx)          Early Termination: The Debentures shall be subjected to early termination in the event of any of the events of early termination to be detailed in the Deed of Issuance;

(xxi)        Optional Early Redemption: The Debentures may be redeemed as of the 11th month as of the Issuance Date, which means as of December 15, 2018, at the Company's discretion, by sending a communication to the totality of Debentures’ holders, with a copy to the Fiduciary Agent (as defined in the Deed of Issuance) or publication through a notice to the Debentures’ holders in accordance with the terms to be established in the Deed of Issuance ("Early Redemption"). The Early Redemption of Debentures by the Company will be admitted upon payment of its Unitary Face Value or balance of the Unitary Face Value, plus: (a) the Interest, calculated pro rata temporis from the Date of the First Subscription and Payment or the last Interest Payment Date, as the case may be, until the date of the effective Early Redemption, as well as fine and interest arrears, if any; and (b) a premium calculated over the Unitary Face Value, or the balance of the Unitary Face Value, plus Interest, according to the amounts described in the chart below. Partial Early Redemption of the Debentures will not be allowed.

Period of Early Redemption	Premium
From January 15, 2018 (excluding) until January 15, 2020 (including)	0,75% flat
From January 16, 2020 (including) until the Maturity Date (excluding)	0,60% flat

(xxii)      Extraordinary Optional Amortization: It shall not be allowed the extraordinary amortization of the Unitary Face Value of the Debentures;

(xxiii)    Default Charges: In the event of default by the Company of any payment set forth in the Deed of Issuance, any and all delays will be subjected to: (a) non-compensatory fine of 2% (two percent); and (ii) default interest of 1% (one percent) per month, calculated pro rata temporis from the date of default until the date of the payment;

(xxiv)    Other Aspects of the Issuance: the other aspects of the Issuance will be set forth in the Deed of Issuance.

5.2. Analysis and deliberation  to authorize the Board of Officers and other representatives of the Company to perform all acts and adopt all measures necessary for the execution, formalization and improvement of the Issuance and the Restricted Offer: After reviewing the material made available by management and discussions, the members of the Board of Directors resolved to approve the authorization for the Board of Officers and other representatives of the Company to perform, on the Company’s behalf, all acts and adopt all necessary measures to the execution, formalization and improvement of the Issuance and the Restricted Offer, including, without limitation, (i) hire an institution that is part of the securities distribution system as the intermediate leading institution of the Restricted Offer; (ii) to hire the service providers for the Issuance and the Restricted Offer, such as the Settlement Bank (as defined in the Deed of Issuance), the Bookkeeper (as defined in the Deed of Issuance), legal counsel, among others; (iii) negotiate and define all the specific terms and conditions of the Issuance and the Restricted Offer that were not approved by this Board of Directors Meeting; (iv) to execute all documents required to formalize and improve the Issuance and the Restricted Offer, including, but not limited to, the Deed of Issuance, the Debenture distribution agreement, as well as any amendments to such instruments; and (v) in general, to perform any and all acts necessary for the execution of the Issuance and the Restricted Offer. All acts related to the Restricted Offer that have been previously performed by the Board of Officers and other representatives of the Company are hereby ratified.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, December 15th, 2017. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Luis Nelson Guedes de Carvalho, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira.

7.         CERTIFIED COPY: I hereby certify that these minutes are a faithful copy of the minutes drawn up in the Book of Minutes of the Board of Directors’ Meetings of the Company.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 15, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.